December 7, 2016

Michael Cain
Group General Counsel and Company Secretary

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

Aspen Insurance Holdings Limited (the “Issuer”) hereby provides notice that disclosure of activity described in Section 13(r) of the Act was included in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on February 19, 2016.

Respectfully submitted,
Aspen Insurance Holdings Limited

By: /s/ Michael Cain
Name: Michael Cain
Title: Group General Counsel and Company Secretary